EXHIBIT 12.3

DUQUESNE LIGHT COMPANY AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges

	(Millions of Dollars)
	Nine Months Ended September 30, 2004	Year Ended December 31,
		2003	2002	2001	2000	1999
Fixed Charges:
Interest on long-term debt	$31.0	$49.2	$52.6	$60.1	$71.2	$76.9
Other interest	1.4	1.5	2.2	0.7	3.1	4.8
Company obligated mandatorily redeemable preferred securities dividend requirement (a)	—	6.3	12.6	12.6	12.6	12.6
Amortization of debt discount, premium and expense - net	2.5	3.9	2.6	2.2	2.3	2.5
Portion of lease payments representing an interest factor	1.9	3.9	1.9	3.1	6.8	43.0

Total Fixed Charges	$36.8	$64.8	$71.9	$78.7	$96.0	$139.8

Earnings:
Net income	$53.1	$69.6	$75.4	$53.4	$92.6	$151.0
Income tax expense	33.9	45.4	48.9	30.8	40.5	73.6
Fixed charges as above	36.8	64.8	71.9	78.7	96.0	139.8

Total Earnings	$123.8	$179.8	$196.2	$162.9	$229.1	$364.4

Ratio Of Earnings To Fixed Charges	3.36	2.77	2.73	2.07	2.39	2.61

(a)	Effective July 1, 2003, dividends on the monthly income preferred securities are included with interest on long-term debt due to the adoption of SFAS No. 150.